Exhibit 99.1

CIAN ANNOUNCES RECEIPT OF NOTICE OF NYSE DELISTING AND INTENDS TO APPEAL

March 16, 2023

LARNACA, Cyprus--(BUSINESS WIRE)-- Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, announces that on March 15, 2023, the Company received a written notice (the “Delisting Notice”) from the staff of the New York Stock Exchange Regulation (the “Staff”) notifying the Company that it has determined to delist the Company’s American depositary shares, each representing one ordinary share of the Company (the “ADSs”), from New York Stock Exchange (the “NYSE”).

NYSE Regulation reached its decision to delist the Company’s ADSs pursuant to Section 802.01D of the NYSE’s Listed Company Manual, pursuant to which the NYSE “can make an appraisal of, and determine on an individual basis, the suitability for continued listing in light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria.”

We believe that we have been and remain in full compliance with all applicable reporting obligations and qualitative and quantitative listing criteria of the NYSE and met all additional requests for disclosure by the NYSE since the suspension of trading on February 28, 2022.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE (the “NYSE Committee”). The Company intends to appeal this decision by submitting a written request for such review. Pursuant to Section 804.00 of the NYSE Listed Company Manual, the Company’s request for review will ordinarily stay the delisting of the Company’s securities pending the conclusion of the review. Consequently, it is expected that the Company’s ADSs will remain listed on the NYSE at least until the NYSE Committee renders a decision following the review. There can be no assurance that the NYSE Committee will grant the Company’s request for continued listing on NYSE.

Trading of the Company’s ADSs was suspended by the NYSE on February 28, 2022 and remains suspended. The trading suspension is not affected by the receipt of the Delisting Notice or the appeal to the NYSE Committee. The Company’s ADSs continue to be registered under the U.S. Securities Exchange Act of 1934, as amended, and the Company is current in its reporting obligations.

The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

The Delisting Notice does not impact our business operations or financial position and we remain focused on maintaining business growth. Neither the Company nor any of its subsidiaries is directly subject to any sanctions imposed by the authorities United States, the United Kingdom, the European Union or other countries.

Contacts

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top twelve most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for March 2022). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the fourth quarter of 2022, the Company had over 1.9 million listings available through its platform and the monthly audience with an average UMV of 17 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the delisting of our ADSs from NYSE and a potential appeal to the NYSE Committee, as well as statements that include the words “believe,” “expect,” “intend,” may,” “plan,” “project,” “will,” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; further potential negative developments of the COVID-19 pandemic, or other public health crises, other negative developments in our business or unfavorable legislative or regulatory development and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 2, 2022 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.